May 5, 2025

Peter Altman
President and Chief Executive Officer
BioCardia, Inc.
320 Soquel Way
Sunnyvale, CA 94085

       Re: BioCardia, Inc.
           Registration Statement on Form S-3
           File No. 333-286869
           Filed April 30, 2025
Dear Peter Altman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Austin D. March